| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-71016 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 8/8/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALL OPTIONS USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

114 W 7th St. Suite 1200
(No. and Street)

| Austin | TX | 78701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ivana Shumberg | 713-582-4897 | ishumberg@pattentraining.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

| 12700 Park Central Dr, Suite 1400 | Dallas | TX | 75251 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 76 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Mathieu Bolvin-Carrier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of All Options USA, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas, County of Travis
Subscribed to and Sworn before me this 27th Day of March, 2024 by Mathieu Bolvin-Carrier.

Signature: [signature]

Title: Director

[signature]
Notary Public

COLLEEN DOYLE
Notary Public
STATE OF TEXAS
ID# 134019596
My Comm. Exp. Oct. 17, 2026

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# All Options USA, LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2023

**THIS REPORT IS CONFIDENTIAL IN ACCORDANCE WITH RULE 17A-5(e)(3)**

# All Options USA, LLC

## Index to Financial Statements and Supplemental Schedules
### For the Year Ended December 31, 2023





*Your Vision Our Focus*

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of
All Options USA, LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of All Options USA, LLC (the "Company") as of December 31, 2023, and the related statements of operations and statement of changes in member's equity and statement of cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The supplemental information contained on Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Schedule I is the responsibility of the Company's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as All Option USA LLC's auditor since 2024.
Dallas, Texas
April 15, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

# All Options USA, LLC

## Statement of Financial Condition
### As of December 31, 2023

**Assets**

Current Assets:

| | | |
|---|---|---:|
| Cash | $ | 96,152 |
| Due from clearing broker | | 2,852,213 |
| Financial instruments owned, at fair value. | | 8,875,204 |
| Other current assets | | 85,862 |
| Total current assets | | 11,909,431 |

Noncurrent assets:

| | | |
|---|---|---:|
| Operating lease right-of-use assets, net | | 1,274,472 |
| Security deposits | | 336,449 |
| Fixed assets, net | | 725,001 |
| Total noncurrent assets | | 2,335,922 |
| | | |
| Total assets | $ | 14,245,353 |

**Liabilities and Member's Equity**

Liabilities:

Current liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 215,307 |
| Current portion of operating lease liabilities | | 265,077 |
| Financial instruments sold, not yet purchased, at fair value | | 6,704,337 |
| Payable to affiliates | | 3,002,890 |
| Total current liabilities | | 10,187,611 |

Noncurrent liabilities:

| | | |
|---|---|---:|
| Operating lease liabilities, net of current portion | | 1,073,750 |
| | | |
| Total liabilities | $ | 11,261,361 |

Commitments and contingencies

| | | |
|---|---|---:|
| Member's equity | $ | 2,983,992 |
| | | |
| Total liabilities and member's equity | $ | 14,245,353 |

*See accompanying notes to financial statements.*

# All Options USA, LLC

## Statement of Operations
## For the Year Ended December 31, 2023

| | |
|---|---:|
| **Revenues** | |
| Trading revenue | $ (23,331) |
| Interest income | 129,917 |
| Other income | 290 |
| **Total Revenues** | 106,876 |
| | |
| **Expenses** | |
| Clearing charges | 68,470 |
| Technology and communications | 894,139 |
| Salaries and benefits | 657,986 |
| Professional fees | 401,250 |
| Occupancy and building maintenance | 493,320 |
| Depreciation | 305,178 |
| Interest expense | 116,437 |
| Expense sharing allocation | 1,282,739 |
| Regulatory fees and expenses | 6,749 |
| Other expenses | 146,048 |
| **Total Expenses** | 4,372,316 |
| | |
| **Net Loss** | $ (4,265,440) |

*See accompanying notes to financial statements.*

# All Options USA, LLC

**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2023**

| | | |
|---|---|---|
| Balance at December 31, 2022 | $ | (568) |
| Capital contribution | | 7,250,000 |
| Net loss | | (4,265,440) |
| Balance at December 31, 2023 | $ | 2,983,992 |

*See accompanying notes to financial statements.*

# All Options USA, LLC

## Statement of Cash Flows
## For the Year Ended December 31, 2023

| | | |
|---|---|---:|
| **Operating Activities:** | | |
| Net loss | $ | (4,265,440) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 305,178 |
| Straight line rent expense | | 64,355 |
| Changes in operating assets and liabilities: | | |
| Increase in security deposits and other current assets | | (422,311) |
| Increase in financial instruments owned | | (8,875,204) |
| Increase in clearing broker | | (2,852,213) |
| Increase in financial instruments sold, not yet purchased | | 6,704,337 |
| Increase in accounts payable and accrued expenses | | 215,307 |
| Increase in payable to affiliates | | 3,001,859 |
| Net cash used in operating activities | | (6,124,132) |
| Cash flows used by investing activities | | |
| Purchase of fixed assets | | (1,030,179) |
| Net cash used in investing activities | | (1,030,179) |
| Cash flows from financing activities | | |
| Capital contribution from parent | | 7,250,000 |
| Net cash provided by financing activities | | 7,250,000 |
| Net increase in cash and cash equivalents | | 95,689 |
| Cash, beginning of year | | 463 |
| Cash, end of year | $ | 96,152 |

**Supplemental Disclosures of Cash Flow Information:**

There was $116,437 cash paid during the year for interest

*See accompanying notes to financial statements.*

5

# All Options USA, LLC

## Notes to Financial Statements
## December 31, 2023

### 1. Organization and Nature of Business

All Options USA, LLC (the Firm), was formed on July 1, 2022, as a limited liability company in accordance with the laws of the State of Texas. The Firm became a registered broker-dealer with the Securities and Exchange Commission (SEC), and CBOE Global Markets, Inc. on August 8, 2023, and is a member of the Securities Investor Protection Corporation (SIPC). The Firm is wholly owned by All Options International Holding B.V. (the Parent).

The Firm operates under the exemptive provisions of Footnote 74 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Firm's business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Firm does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Firm is set up as a liquidity provider focusing on trading US equity and index options markets as a market maker. The Firm entered into market making arrangements with the relevant exchanges and trades its own capital on-exchange, supplemented with securities margin from the clearing firm. The Firm's headquarters are in Austin, Texas.

The U.S. dollar($) is the functional currency of the Firm.

### 2. Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP – as defined above, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies – Statement of operations amounts denominated in foreign currencies are translated at rates of exchange as of the transaction date.

Cash and Cash Equivalents – The Firm considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Firm had no cash equivalents as of December 31, 2023.

Fixed Assets – Fixed assets consist of furniture and fixtures in the amount of $888,207, and equipment of $141,972 which are carried at cost, net of accumulated depreciation and impairment, if any. Depreciation on fixed assets is primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations. As of

December 31, 2023, fixed assets and accumulated depreciation were $1,030,179 and $305,178, respectively.

Office Lease - The Firm leases its office space from NORWOOD TOWER, L.P. under an operating lease agreement. The Firm accounts for its operating lease in accordance with Accounting Standards Codification ("ASC") Topic 842 – *Leases* ("ASC 842"). In accordance with ASC 842, the lease was classified as an operating lease. Upon adoption of ASC 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $ 1,475,324 and $1,448,557 respectively. The Firm calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Firm's office lease does not provide a readily determinable implicit rate, the Firm estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Firm recognized the lease payments as expense, which are included in rent expense in the accompanying statement of operations. See Note 6 for additional information.

Revenue Recognition - In accordance with Financial Accounting Standards Board ("FASB") ASC 606, *Revenue from Contracts,* the Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

*Trading Profits*

A market maker, the Firm, trades for its own account, at its own risk, and thus performs the function of providing liquidity to the market.  As a market maker it fulfills this function on competition with others and the activities do generally not generate any commission.  Revenues from market making trading activities consist primarily of net trading income earned by the Firm from trading as principal.  Net trading income from market making activities represents trading gains net of trading losses.  These are recorded in the statement of operations under trading revenue. Interest income and expenses, dividend income and expenses, and exchange gains and losses associated with trading are including in revenue since they form an important element of the results earned on positions in securities owned and sold, not yet purchased.  Other interest, net dividend and exchange results are reported in the expense section.

Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price, delivery terms, etc.) The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the Firm.

Interest income is included in revenue only if the interest has a direct link with trading.

Current Expected Credit Losses - The Firm accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.*  FASB ASC 326-20 requires the Firm to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current

conditions, and reasonable and supportable forecasts. The Firm records the estimate of expected credit losses as an allowance for credit losses.

Receivables from broker-dealers and clearing organizations - The Firm's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of the Firm, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Firm has a deposit with the clearing firm in the amount of $5,249,975. In addition, the Firm has a trading activity account whereby all the market making transactions run through.

Receivables due from and payables to the clearing firm are generally collected or paid in full in the month following their accrual. As such, management has not recorded an allowance for credit losses.

Income Taxes – The Firm is a single-member limited liability company and has elected to be treated as a corporation for federal income tax purposes.

U.S. GAAP require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

New Accounting Pronouncements – The Firm considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have minimal impact on its financial statement.

## 3. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Firm has net capital of $1,261,954 which was $826,545 in excess of its minimum of its required net capital of $435,409. The Firm's net capital ratio was 2.77 to 1.

## 4. Transactions with Clearing Broker-Dealer

The Firm has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services.  The agreement requires the Firm to maintain a minimum of $5,249,975 in a deposit and securities in the account with the clearing broker-dealer however, the trading account activities can be added or deducted to the deposit amount.

| | |
|---|---|
| Deposit | $5,249,975 |
| Trading account | (2,397,762) |
| Due from clearing broker | $2,852,213 |

## 5. Fair Value

*Fair Value Hierarchy*

FASB ASC 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to
sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Fair Value Measurements*

The following is a description of the valuation techniques applied to the Firm's major categories of assets and liabilities measured at fair value on a recurring basis.

Options – Options that are actively traded are valued based on quoted prices from the exchange. If there is no such reported sale on the valuation date, the mean between the highest bid and lowest asked quotations at the close of the exchanges will be used. These securities will generally be categorized in Level 1 of the fair value hierarchy.

The following table presents the Firm's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| ASSETS | | | | |
| Options owned | $8,875,204 | $ - | $ - | $ 8,875,204 |
| Total | $8,875,204 | $ - | $ - | $ 8,875,204 |
| LIABILITIES | | | | |
| Options Sold, Not Yet Purchased | $6,704,337 | $ - | $ - | $ 6,704,337 |
| Total | $6,704,337 | $ - | $ - | $ 6,704,337 |

# All Options USA, LLC

## Notes to Financial Statements
## December 31, 2023

The value of the long and short options in Level 1 are detailed here by the ticker symbol:

| Symbol/Description | Market Value Long | Market Value Short |
|---|---|---|
| ARCH | 140,124 | (17,856) |
| CHK | 3,593 | (15) |
| COP | 77,899 | (27,027) |
| EA | 3,095 | (48,213) |
| EOG | 47,365 | (98,803) |
| EXPE | 19,128 | (97,097) |
| FANG | 11,583 | (176,229) |
| FCX | 770 | 0 |
| HES | 177,968 | (9,103) |
| HLT | 188,077 | (11,063) |
| HUBS | 107,970 | (468,617) |
| IP | 500 | 0 |
| LIN | 28,433 | (116,696) |
| LNG | 443,399 | (8,655) |
| MAR | 235,240 | (89,370) |
| MPC | 45,802 | (77,962) |
| NOVA | 28 | (133) |
| NUE | 8,689 | (132,167) |
| OXY | 6,636 | 0 |
| PSX | 68,493 | (31,995) |
| PXD | 54,378 | (1,659) |
| RBLX | 6,900 | 0 |
| TTWO | 37,666 | (17,034) |
| VLO | 49,660 | (3,858) |
| AA | 577,386 | (140,317) |
| AEHR | 33,668 | (18,123) |
| AGLM | 4,803 | (675) |
| APA | 151,877 | (12,039) |
| APP | 113,745 | (6,473) |
| AR | 12,378 | (8,640) |
| ARCH | 73,180 | (14,525) |
| ARRY | 102,537 | (50,503) |
| ASAN | 25,992 | (200) |

| | | |
|---|---:|---:|
| BKR | 123 | (615) |
| CAY | 2,506 | (1,710) |
| CHK | 235,269 | (15,871) |
| CM | 161,081 | (489,914) |
| CLF | 141,807 | (12,976) |
| CRK | 420 | (3,119) |
| CRS | 3,135 | (105) |
| CTRA | 24,228 | (358) |
| CVI | 3,043 | (3,328) |
| CZR | 88,303 | (3,967) |
| DASH | 580,331 | (46,621) |
| DD | 165,431 | (13,330) |
| DINO | 4,173 | (375) |
| DOCN | 2,185 | (1,358) |
| DOCU | 168,955 | (43,510) |
| DOW | 21,351 | (3,203) |
| DT | 21,555 | (168) |
| DVN | 168,625 | (23,264) |
| EBIXQ | 8,546 | (17,129) |
| EQT | 34,578 | (1,267) |
| ETSY | 18,284 | (221,374) |
| EXPE | 16,090 | 0 |
| FCX | 185,591 | (45,441) |
| FIVN | 14,651 | (294,334) |
| FRSH | 32,586 | (7,188) |
| FTNT | 87,165 | (472,950) |
| GPRE | 8,357 | (32,233) |
| HAL | 20,750 | (415) |
| HLT | 37,328 | 0 |
| HPE | 14,114 | (1,810) |
| HTZ | 8,440 | (35,902) |
| HUBS | 67,208 | 0 |
| IP | 125,061 | (9,958) |
| KBR | 16,960 | (4,229) |
| KMI | 26,457 | (1,697) |
| LIN | 0 | (413) |
| LITE | 41,428 | (7,670) |
| LSCC | 12,789 | (6,787) |

| | | |
|---|---:|---:|
| LVS | 5,309 | (25,310) |
| LYV | 12,374 | (1,725) |
| MAR | 61,564 | 0 |
| MGM | 19,395 | (52,270) |
| MOS | 1,852 | (261) |
| MRO | 142,680 | (1,402) |
| MTDR | 463 | (4,726) |
| NEM | 128,285 | (11,728) |
| NEP | 30,171 | (32,577) |
| NET | 153,597 | (60,110) |
| NOVA | 58,682 | (38,128) |
| OVV | 1,710 | (6,758) |
| OXY | 98,231 | (26,714) |
| PBF | 8,518 | (4,233) |
| PINS | 442,155 | (34,045) |
| PLNT | 23,357 | (1,100) |
| PLUG | 54,925 | (119,820) |
| PR | 1,045 | (1,649) |
| PZZA | 39,951 | (7,773) |
| QRVO | 10,370 | (649) |
| RBLX | 125,580 | (771,034) |
| RMBS | 33,620 | (2,108) |
| ROKU | 234,737 | (7,424) |
| RPD | 9,456 | (778) |
| SEAS | 40,594 | (450,578) |
| SEDG | 229,677 | (96,808) |
| SLB | 58,717 | (67,647) |
| SNAP | 1,018,660 | (490,824) |
| SWN | 1,141 | (3,975) |
| TDW | 117,374 | (34,776) |
| TER | 500 | (12,436) |
| TRGP | 28 | (2,176) |
| TWLO | 78,734 | (584,774) |
| UEC | 5,964 | (1,078) |
| VAL | 28,607 | (75,889) |
| WOLF | 45,324 | (7,498) |
| ZI | 92,977 | (17,121) |
| ZM | 31,023 | (129,620) |

| Total | 8,875,204 | (6,703,337) |

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2023, the Firm recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Firm during 2023.

## 6. Office Lease

On December 14, 2022, the Firm signed a sixty-four (64) month noncancelable office lease. The lease is classified as operating primarily due to the amount of time such space is occupied relative to the underlying asset's useful lives. The Firms lease operating costs for the year ended December 31, 2023, totaled $322,948.

A Letter of Credit (LOC) in the amount of $325,000 was signed with ABN-ARMO bank. The Firm deposited this amount into Wells Fargo as a guaranteed payment with is reflected in Security deposits. Additionally, the Landlord required a security deposit in the amount of $44,458.

The table below presents lease-related assets and liabilities as of December 31, 2023:

**Assets**
| Operating lease right-of-use asset | $ 1,274,472 |
|---|---|

**Liabilities**
| Lease liability | $ 1,338,827 |
|---|---|

The table below reconciles the undiscounted cash flows of the Firm's operating lease for each of the next five years to the operating lease liabilities:

| | |
|---|---|
| 2024 | $ 330,877 |
| 2025 | 340,772 |
| 2026 | 350,961 |
| 2027 | 361,521 |
| 2028 | 124,125 |
| Total Minimum Lease Payments | $ 1,508,256 |
| Less: Imputed Interest | (169,429) |
| Present Value of future minimum lease payments | $ 1,338,827 |
| Current Portion | 265,077 |
| Non- Current Portion | 1,073,749 |

The Company's weighted average remaining lease term relating to its operating leases is 4.33 years, with a weighted average discount rate of 5.40%.

## 7. Related Party Transactions

The Firm, All Trading B.V. (ATBV), and the Parent are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

On January 1, 2023, the Firm, ATBV and the Parent entered an agreement whereby ATBV and AOIBV, in this intercompany agreement, advanced the Firm operating funds to assist with the opening of the Austin, Texas office and other associated costs. There is an expense sharing between the Parent and the Firm whereby, the Parent allocates a portion of the salaries to the Firm based on the amount of time various personnel spend on the Firm's business.

The agreement provides for an interest rate of 1.50% to be charged from time to time.  The rate is fixed for a five-year period and calculated on a 360-day year.  The accrued interest is recorded in the statement of operations.  As of December 31, 2023, the amount owed to affiliates is $1,323,221 and 1,679,669, respectively.

## 8. Concentration of Credit Risk

The Firm has cash, a deposit, a receivable and financial instrument owned due from or held by the clearing broker-dealer totaling $11,727,417.  The Firm has approximately 80% of total assets held by its clearing firm at December 31, 2023.

The Firm maintains its as in bank accounts at high credit quality financial institutions.  The balance at times may exceed federally insured limits of $250,000.

## 9. Contingencies

There are currently no asserted claims or legal proceedings against the Firm, however, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.  The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

## 10. Income Taxes

The Firm's first year of operations resulted in a net operating loss of $4,265,440 for the year ended December 31,2023; therefore, there is no provision for current taxes. The net operating loss available to offset future taxable income and can be carried forward indefinitely.  The net operating loss carryforward creates a deferred tax asset of approximately $895,742; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

The following table set forth company's current and deferred tax expense for the year ended December 31, 2023.

|  |  | For the year ended December 31, 2023 |
|---|---|---|
| Net loss before Income Tax | $ | (4,265,440) |
| Federal Tax Rate |  | 21% |
| Income Tax Expense |  | - |
| Deferred Tax Asset | $ | 895,742 |
| Valuation Allowance |  | (895,742) |
| Deferred Tax Asset (net) | $ | - |

## 11. Going Concern

The Firm generated a Net loss of $4,265,440 in its first year of operation. While the firm is optimistic that it will generate sufficient revenue in 2024 to offsite the expenses, it will continue to be supported by its parent, All Options International Holding B.V., thru capital contributions until such time it can independently sustain its existence.

## 12. Subsequent Events

Management has evaluated subsequent events and transactions occurring subsequent to December 31, 2023, and through April 11, 2024 which is the date that the accompanying financial statements were available for issuance. There have been no material subsequent events or transactions that occurred during such period that would require disclosure in this report or would be required to be recognized in the accompanying financial statements as of December 31, 2023.

ALL OPTIONS USA, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023

SUPPLEMENTAL INFORMATION

# ALL OPTIONS USA, LLC
## Schedule I
## Computation of Net Capital Under Rule 15c3-1 of the
## Securities and Exchange Commission
## December 31, 2023

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total member's equity qualified for net capital | $ | 2,983,992 |
| Deductions: | | |
| Fixed assets, net | | 725,001 |
| Security deposits | | 336,449 |
| Other assets | | 85,862 |
| Haircut - options | | 530,268 |
| Total deductions | | 1,677,580 |
| Net capital | | 1,306,412 |

**Computation of Basic Net Capital Requirements**

| | | |
|---|---|---:|
| Minimum dollar net capital requirement of reporting broker/dealer | $ | 100,000 |
| Minimum net capital required (12.5% of aggregate indebtedness) | | 435,409 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 435,409 |
| Excess net capital | $ | 871,003 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---:|
| Accounts payable, accrued liabilities and current lease obligations | $ | 215,307 |
| Current portion of operating lease liabilities | $ | 265,077 |
| Payable to affiliates | | 3,002,890 |
| Total aggregate indebtedness | $ | 3,483,274 |
| Ratio of aggregate indebtedness to net capital | | 2.67 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4)**
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2023 and the Company's audited financial statements as of December 31, 2023.

# All Options USA, LLC

## Schedule II – Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3
## December 31, 2023

**Statement Regarding the Reserve Requirements and Possession or Control Requirements**

The Firm operates under the exemptive provisions of Footnote 74 of the Securities Exchange Act of 1934 and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Firm does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



Your Vision Our Focus

TURNER STONE

## Report of Independent Registered Public Accounting Firm

To the Member of
All Options USA, LLC.

We have reviewed management's statements, included in the accompanying All Options USA, LLC's Exemption Report, in which (1) All Options USA, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) All Options USA, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Firm limits its business activities exclusively to trading activity and trades for its own account, at its own risk, and thus performs the function of providing liquidity to the market. The Firm is set up as a liquidity provider focusing on trading US equity and index options markets as a market maker. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and(3)did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about All Options USA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Dallas, Texas
April 15, 2024.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS



## ALL OPTIONS USA, LLC's Exemption Report

All Options USA, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Firm limits its business activities exclusively to trading activity and trades for its own account, at its own risk, and thus performs the function of providing liquidity to the market. The Firm is set up as a liquidity provider focusing on trading US equity and index options markets as a market maker. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and(3)did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**All Options USA, LLC**

I, Mathieu Boivin-Carrier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mathieu Boivin-Carrier, Director
April 12, 2024